Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
LeiShen Energy Group Holding Co., Limited	Hong Kong
LeiShen Energy Group Co., Limited	Hong Kong
ZJY Technologies Co., Ltd.	PRC
China Oil Blue Ocean Petroleum Technology Inc.	PRC
Leishen Energy Technology (Nanjing) Co., Ltd.	PRC
Leishen Green Energy Technology Development (Beijing) Co., Ltd.	PRC
Leishen Energy Technology (Shandong) Co., Ltd.	PRC
Leishen Energy Service Co., Ltd.	PRC
Huayou Huitong Huitong New Material Co., Ltd.	PRC
Sichuan Leishen Green Energy Co., Ltd.	PRC
Sichuan Leishen Hongzhuo Energy Development Co., Ltd.	PRC